Exhibit 99.1

FOR IMMEDIATE RELEASE	January 30, 2024

Celestica Announces 2024 Annual and Special
Meeting of Shareholders

TORONTO, Canada - Celestica Inc. (“Celestica” or the “Corporation”) (NYSE, TSX: CLS), a leader in design, manufacturing, hardware platform and supply chain solutions for the world’s most innovative companies, today announced that the Annual and Special Meeting of its Shareholders (the “Meeting”) will be held on Thursday, April 25, 2024 at 9:30 a.m. EDT in a virtual format.

Record Date

Celestica also announced that it has set Friday, March 8, 2024 as the record date for determining shareholders of the Corporation who are entitled to receive notice of, and to vote at, the Meeting.

Articles of Amendment

In addition to the annual election of directors, appointment of Celestica’s auditors (and authorization of the directors to fix their remuneration), and an executive compensation advisory vote, shareholders will be asked at the Meeting to consider and, if thought advisable, pass a special resolution approving an amendment to the Corporation’s articles of incorporation to, among other things, (a) eliminate multiple voting shares as an authorized class of shares of the Corporation, and (b) redesignate the subordinate voting shares as common shares.

Notice-and-Access

Celestica will be using the notice-and-access method for delivering the Corporation’s proxy statement and related materials to shareholders eligible to participate at the Meeting. Shareholders should expect to receive a notice-and-access document in late March. The notice-and-access document will describe the various ways in which shareholders can obtain a copy of the Corporation’s proxy materials. Celestsica’s proxy statement will also be available on its website at www.celestica.com/shareholder-documents and on the Corporation’s profiles on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov. The platform for the Meeting will provide shareholders the ability to listen to the Meeting live, submit questions and submit their vote during the Meeting.

About Celestica

Celestica enables the world's best brands. Through our recognized customer-centric approach, we partner with leading companies in Aerospace and Defense, Communications, Enterprise, HealthTech, Industrial and Capital Equipment to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers. For further information on Celestica, visit www.celestica.com. Our securities filings can be accessed at www.sedarplus.com and www.sec.gov.

Contacts:

Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com